PETER HAMBRO MINING PLC
11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: http://www.peterhambro.com Email: corporate@peterhambro.com

[redacted]

06011462

Press release of 03 March 200

Holdings in Company

Peter Hambro Mining plc (the "Company") was notified by Merrill Lynch and Co. Inc. that its holdings in the Company, together with the holdings of companies of Merrill Lynch Group Inc. in the Company, have been fluctuating and now amount to 8,195,993 ordinary shares of £0.01 each ("Ordinary Shares") in the Company representing 10.38 per cent of the total issued share capital of the Company.

The Company was also notified by Julius Baer Investment that it holds 2,510,626 Ordinary Shares in the Company representing 3.18 per cent of the total issued share capital of the Company.

Enquiries:

Alya Samokhvalova, Director of External Communications
Marianna Adams, Investor Relations Peter Hambro Mining plc
+44 (0) 20 7201 8900

Tom Randell Merlin +44 (0) 20 7653 6620

PETER HAMBRO MINING PLC
11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: http://www.peterhambro.com Email: corporate@peterhambro.com

Press release of 23 February 2006

Peter Hambro Mining plc

Holdings in Company

Peter Hambro Mining plc ("PHM") was notified by Viscaria Investments Limited ("Viscaria"), that, following a sale of shares on 22nd February 2006, it now holds 5,101,906 Ordinary Shares in the Company. This holding represents 6.46% per cent. of the total issued share capital of the Company.

Furthermore, Viscaria confirmed that none of the shares sold were beneficially owned or controlled in any way by any director of PHM.

Enquiries:

Alya Samokhvalova, Director of External Communications +44 (0) 20 7201 8900
Marianna Adams, Investor Relations
Peter Hambro Mining plc

Tom Randell +44 (0) 20 7653 6620
Merlin

Registered Office: 11 Grosvenor Place, Belgravia, London, SW1X 7HH
Registered in England Number 4343841
Member of the PETER HAMBRO MINING group of companies